FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	March	2013
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry 10 Now Offers More Than 100,000 Applications to Customers	3

Document 1

March 21, 2013

FOR IMMEDIATE RELEASE

BlackBerry 10 Now Offers More Than 100,000 Applications to Customers

Application catalog grows by more than 30,000 apps in seven weeks

More top brands building for BlackBerry 10 as platform launches in the U.S.

Waterloo, ON – Developers continue to support BlackBerry® 10, bringing more than 30,000 new applications to the platform over the past seven weeks. BlackBerry® (NASDAQ: BBRY; TSX: BB) today announced that BlackBerry 10 customers now have access to more than 100,000 applications for the BlackBerry® Z10 smartphone on the BlackBerry® World™ storefront.

Today, Amazon Kindle, OpenTable and The Wall Street Journal are available to BlackBerry 10 customers and in the coming weeks CNN, The Daily Show Headlines, eBay, eMusic, Maxim, MLB at Bat, MTV News, Pageonce, PGA, Rdio, Skype, Soundhound and Viber will be available for download or purchase.
BlackBerry 10 customers already have access to leading apps and games, including 8tracks, Angry Birds Star Wars, ATP World Tour Live, BBC Top Gear News, Bloomberg Anywhere, CBS Sports, Delta Air Lines, F1 2013 Timing App CP, Facebook, Foursquare, Jetpack Joyride, Keek, LinkedIn, Navita Translator, Need for Speed, NHL GameCenter, N.O.V.A. 3, The New York Times, PressReader, Slacker, Songza, Twitter, UFC, USA TODAY, Waze, WhatsApp, and Zara.

“The response to the BlackBerry 10 platform and applications has been outstanding. Customers are thrilled with the applications already available, and the catalog just keeps growing, now with more than 100,000 apps,” said Martyn Mallick, Vice President, Global Alliances at BlackBerry. “Top brands and application providers are joining us every day and are seeing the benefits of being early supporters of the new platform. We constantly hear from developers that the BlackBerry 10 tools are easy to build with and that we provide opportunities for app differentiation that they do not see on other platforms.”

 “It now appears that the already impressive levels of developer support for the BlackBerry 10 platform are accelerating into the launch window for the BlackBerry Z10. The prospect of a very robust app catalog can only bolster momentum for the product and the platform itself,” said John Jackson, Research Vice President, Mobile & Connected Platforms at IDC. “The ability to attract and sustain developer support is like lifeblood for any mobile platform, and it's not something that simply happens. This progress is a testament to BlackBerry's early and innovative engagement with developers worldwide and the innovative architecture of the platform itself.”

BlackBerry 10 applications take connecting to the next level with the ability to leverage social, gamification, and integration frameworks that other platforms are not able to offer. Customers can easily share applications with those in their social networks including BBM™ (BlackBerry® Messenger), Facebook, and Twitter. Applications can incorporate gaming features such as leader boards, badges, rewards and more using the Scoreloop tools, and BlackBerry 10 applications can tie to core OS integration points to allow developers to create compelling experiences to keep people moving and flow with BlackBerry 10 experience features.

In addition to apps and games, BlackBerry World for BlackBerry 10 offers access to one of the most robust catalogs of music and video content for mobile users*, with partnerships across all major movie studios, all major music labels and television networks.

The BlackBerry Z10 (all touch) is the first smartphone powered by BlackBerry 10, the re-designed, re-engineered, and re-invented BlackBerry platform. The BlackBerry Z10 will be available in the U.S. from March 22.

About BlackBerry
A global leader in wireless innovation, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. BlackBerry is listed on the NASDAQ Stock Market (NASDAQ: BBRY) and the Toronto Stock Exchange (TSX: BB). For more information, visit www.blackberry.com.

* The music catalog is currently available in 18 countries: USA, UK, Canada, Argentina, Brazil, Colombia, Mexico, France, Germany, Italy, Netherlands, South Africa, Spain, Australia, India, Malaysia, New Zealand and Singapore. The video catalog is currently available in the USA, UK, and Canada.

Media Contact:
Victoria Berry
BlackBerry Media Relations
mediarelations@blackberry.com
519-888-7465 x77273

Or

Media Contact:
BlackBerry Investor Relations
519-888-7465
investor_relations@blackberry.com

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by Research In Motion Limited (BlackBerry) in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of Research In Motion Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	March 22, 2013	By:	/s/ Brian Bidulka
(Signature)
Brian Bidulka Chief Financial Officer